February 24, 2021

VIA EDGAR

Timothy S. Levenberg

Special Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	Timothy S. Levenberg
Special Counsel
Division of Corporation Finance

Re:	SilverBox Engaged Merger Corp I
Registration Statement on Form S-1
Filed February 17, 2021, as amended
File No. 333-252827

Dear Mr. Levenberg:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby join in the request of SilverBox Engaged Merger Corp I that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington, D.C. time on February 25, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that as of the date hereof, the undersigned expect to distribute approximately 550 copies of the preliminary prospectus dated February 17, 2021 to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ John Eydenberg
Name: John Eydenberg Title: Managing Director

DEUTSCHE BANK SECURITIES INC.

By:	/s/ Ravi Raghunathan
Name: Ravi Raghunathan Title: Managing Director

By:	/s/ Brandon Sun
Name: Brandon Sun Title: Director

[Signature Page to Underwriter’s Acceleration Request Letter]